EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Nos. 333-20165, 333-20167, 333-64083, 333-68176, and 333-152573 on Form S-8 of our reports dated November 4, 2010, relating to the financial statements and financial statement schedule of Northwest Pipe Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 2), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of Northwest Pipe Company and subsidiaries for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Portland, Oregon

November 4, 2010